Exhibit 99.1

Uxin Reports Unaudited Second Quarter of 2018 Financial Results

Beijing, China, August 22, 2018 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Operational Highlights:

•                      Transaction volume of used cars increased to 187,710 units in the second quarter of 2018, representing year-on-year growth of 28.7%.

•                      Transaction volume for the 2C business increased to 95,541 units in the second quarter of 2018, representing year-on-year growth of 50.4%.

•                      Transaction volume for the 2B business increased to 92,169 units in the second quarter of 2018, representing year-on-year growth of 12.0%.

•                      GMV of used cars reached RMB12,561 million in the second quarter of 2018, up 28.0% from RMB9,810 million in the same period last year.

•                      GMV for the 2C business increased to RMB8,014 million in the second quarter of 2018, representing year-on-year growth of 38.8%.

•                      GMV for the 2B business increased to RMB4,547 million in the second quarter of 2018, representing year-on-year growth of 12.6%.

•                      Loan facilitation continues to be an important component of Uxin’s transaction services. In the second quarter of 2018, Uxin facilitated financing for 42,674 used car transactions on its platform.

•                      M3+ delinquency rate by balance1 was 1.53% as of June 30, 2018, relatively stable compared to 1.56% as of March 31, 2018.

Second Quarter 2018 Financial Highlights:

•                      Total revenues were RMB665.7 million (US$100.6 million), representing year-on-year growth of 79.6%.

•                      2C transaction facilitation revenue was RMB94.1 million (US$14.2 million), representing year-on-year growth of 94.1%.

•                      2C loan facilitation revenue was RMB321.7 million (US$48.6 million), representing year-on-year growth of 83.3%.

•                      2B transaction facilitation revenue was RMB160.7 million (US$24.3 million), representing year-on-year growth of 47.8%.

•                      Gross profit was RMB406.9 million (US$61.5 million) in the second quarter of 2018. Gross margin increased to 61.1% in the quarter of 2018, compared to 55.8% in the same period last year.

•                      Net income was RMB209.7 million (US$31.7 million), compared to a net loss of RMB569.5 million in the prior year period.

•                      Non-GAAP adjusted net loss was RMB434.1 million (US$65.6 million), compared to RMB386.7 million in the same period last year. Adjusted net loss primarily excludes the impact of fair value change of derivative liabilities and share-based compensation.

1                 M3+ delinquency rate is defined as the outstanding principal balance of used car loans that were 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through the Company’s 2C business (including the principal of loans it paid financing partners under its guarantee to financing partners) as of a specific date.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to report a strong performance for our first quarter as a public company. Our innovative integrated online and offline business model, superior transaction experience, proprietary technology, and big data insights continued to enhance the value propositions to our users and drive robust demand for our services.”

Mr. Dai added, “As we continue to improve user experience and optimize our operating efficiency, we will implement a series of strategic measures in the second half of 2018. We will continue to invest in cutting-edge technology, such as virtual reality-enabled functions, which we believe will provide our users with more transparency and a better online used car shopping experience. Separately, we historically provided inspection and other complementary services that enabled consumers to sell used cars through our 2B business. Starting in the second half of 2018, we will take an alternative approach that connects these consumers with quality dealers on our platform without us providing inspection and other services directly. Due to this change to our service approach, we will no longer record the corresponding GMV, which has historically made an immaterial contribution to our overall business. Our B2B auction business remains unchanged. The e-commerce market for used cars is still in its infancy in China. We are excited about the tremendous opportunities ahead, and we will continue to optimize our model and provide more value-added services to our users.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “Strong growth in the volume of transactions and amount of loans facilitated drove robust top-line growth during the second quarter, as more users were attracted to Uxin’s e-commerce platform. We also continued to see operating leverage given the larger scale and improved efficiency. Looking ahead, with the capital raised through our recent IPO, we are well positioned to invest in our network, technology and user experience and cement our position as the leading player in China’s used car e-commerce industry.”

Second Quarter 2018 Financial Results

Total revenues for the second quarter of 2018 increased by 79.6% to RMB665.7 million (US$100.6 million) from RMB370.7 million in the same period last year, primarily due to the increases in transaction volume, amount of loans facilitated and take rate1.

2C Business: Revenue of the 2C business increased to RMB415.8 million in the three months ended June 30, 2018, representing growth of 85.7% from RMB223.9 million in the same period last year.

•                      2C transaction facilitation revenue was RMB94.1 million (US$14.2 million) for the second quarter of 2018, an increase of 94.1% from RMB48.5 million for the second quarter of 2017, primarily due to the increases in the transaction volume and GMV of used cars sold through the 2C business. The transaction volume for the 2C business increased to 95,541 units in the second quarter of 2018, representing year-on-year growth of 50.4%. The GMV for the 2C business increased to RMB8,014 million in the second quarter of 2018, representing year-on-year growth of 38.8%. As a result of the Company’s focus on improving service quality, increasing scale and greater pricing power, the take rate for 2C transaction facilitation was 1.2% during the quarter, compared to 0.8% in the same period last year.

1                 Take rate is measured by the revenue of the 2C/2B used car business divided by the GMV of the 2C/2B business.

•                      2C loan facilitation revenue increased to RMB321.7 million (US$48.6 million) in the second quarter of 2018, up 83.3% from RMB175.5 million for the same period a year ago, primarily due to the increases in the volume and amount of loans facilitated. The attach rate1 of the loan facilitation services was approximately 44.7%, relatively stable compared to recent quarters. The average service fee rate for used car loan facilitation, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, was 7.1% in the second quarter of 2018, compared to 4.8% in the same period last year.

2B Business:

•                      2B transaction facilitation revenue was RMB160.7 million (US$24.3 million) in the second quarter of 2018, representing an increase of 47.8% from the second quarter of 2017, primarily due to the increases in the transaction volume and take rate. The transaction volume for the 2B business increased to 92,169 units in the second quarter of 2018, representing year-on-year growth of 12.0%. The GMV for the 2B business increased to RMB4,547 million in the second quarter of 2018, representing year-on-year growth of 12.6%. The take rate for 2B transaction facilitation was 3.5% in the second quarter, compared to 2.7% in the same period last year, as a result of Uxin’s increasing scale and pricing power.

Cost of revenues increased by 58.1% year-on-year to RMB258.8 million (US$39.1 million) for the second quarter of 2018, primarily due to increases in the number of personnel engaged in car inspection, quality control, customer service and after-sale service, cost of title transfer and registration, and cost of new cars sold.

Gross margin was 61.1% in the second quarter of 2018, compared to 55.8% in the same period last year.

Total operating expenses were RMB1,711.3 million (US$258.6 million). Total operating expenses excluding share-based compensation were RMB811.1 million.

•                      Sales and marketing expenses increased by 31.2% year-on-year to RMB609.5 million (US$92.1 million) for the second quarter of 2018. The increase was primarily due to the increases in the compensation of sales and marketing personnel. The branding expenses were approximately RMB200.9 million in the second quarter of 2018, which was relatively stable compared to the same period last year. The sales and marketing expenses excluding the impact of share-based compensation of RMB0.6 million, were RMB608.9 million and represented a year-on-year increase of 31.0%. As Uxin continues to realize operating leverage, sales and marketing expenses excluding share-based compensation expenses as a percentage of total revenues was 91.5% during the quarter, compared to 125.4% in the second quarter of 2017.

•                      General and administrative expenses increased by 929.8% year-on-year to RMB1,024.4 million (US$154.8 million) for the second quarter of 2018. The increase was primarily attributable to the increases in share-based compensation and the salaries and benefits expenses. The increase in share-based compensation was the result of: a) compensation expenses of RMB225.7 million associated with the options granted to management and employees, which were recognized upon the completion of the IPO, and b) the issuance of restricted shares of RMB620.4 million. The general and administrative expenses excluding the impact of share-based compensation expense of RMB883.1 million, were RMB141.3 million, which represented 21.2% of total revenues.

1                 The attach rate of used car loan facilitation services in the 2C business was measured by the number of used car loans facilitated divided by the total number of 2C used car transactions.

•                      Research and development expenses increased by 63.9% year-on-year to RMB82.4 million (US$12.5 million) for the second quarter of 2018. The increase was primarily due to the increases in the salaries and benefits expenses of employees engaged in research and development and share-based compensation. The research and development expense excluding the impact of share-based compensation of RMB16.5 million, were RMB65.9 million, which represented 9.9% of total revenues.

Gains/Loss from guarantee liability resulted in a nominal gain of RMB5.1 million (US$0.8 million) for the second quarter of 2018. The slight gain was the result of relatively stable delinquency rate as compared to that of the first quarter of 2018.

Loss from operations for the second quarter of 2018 was RMB1,304.4 million (US$197.1 million), compared to RMB387.8 million in the same period last year. Loss from operations excluding the impact of share-based compensation expenses of RMB900.4 million, which were comprised of RMB274.7 million of expenses recognized from the options granted to management and employees, and the issuance of restricted shares of RMB620.4 million, and the reclassification and re-designation of class A and class B ordinary shares of RMB5.3 million, was RMB404.0 million.

Fair value change of derivative liabilities resulted in a gain of RMB1,544.2 million (US$233.4 million) for the second quarter of 2018, compared with a loss of RMB182.8 million for the second quarter of 2017. The change was mainly due to the change of value of the Company before the IPO due to market conditions.

Net income for the second quarter of 2018 was RMB209.7 million (US$31.7 million), compared with net loss of RMB569.5 million in the second quarter of 2017, primarily due to the gain from fair value change of derivative liabilities.

Non-GAAP adjusted net loss, which excludes the impact of share-based compensation of RMB900.4 million, comprised of expenses of RMB274.7 million recognized from the options granted to management and employees, the issuance of restricted shares of RMB620.4 million, the reclassification and re-designation of class A and class B ordinary shares of RMB5.3 million, and fair value change of derivative liabilities in the amount of RMB1,544.2 million, was RMB434.1 million (US$65.6 million), compared to RMB386.7 million in the same period last year. Derivatives liabilities were related to the bifurcated conversion features of the preferred shares of the Company and bifurcated share swap feature and redemption feature of redeemable non-controlling interests which were converted into ordinary shares of the Company upon IPO.

As of June 30, 2018, the Company had cash and cash equivalents of RMB829.4 million (US$125.4 million), and restricted cash of RMB1,805.6 million (US$272.9 million). In June 2018, the Company received net proceeds of US$74.6 million by issuing convertible notes to Golden Fortune Company Limited. In July 2018, the Company received net proceeds of US$209.0 million from its IPO and net proceeds of US$98.5 million by issuing convertible notes to CNCB (Hong Kong) Investment Limited and CNCB (Hong Kong) Capital Limited.

All the amounts due from Mr. Kun Dai, Gao Li Group and Xin Gao Group Limited, both controlled by Mr. Kun Dai, were settled through surrender of shares to the Company from Xin Gao Group Limited.

Business Outlook

For the third quarter of 2018, Uxin expects total revenues to be in the range of RMB810 million to RMB850 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on August 22, 2018 U.S. Eastern Time (8:00 PM on August 22, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 8665194004 or +1 8456750437
International:	+65 67135090
Mainland China:	400-6208038 or 800-8190121
Hong Kong:	800-906601 or +852 30186771
Conference ID:	2295489

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com/.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 6, 2018, by dialing the following telephone numbers:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	2295489

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 670 service centers in over 270 cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted net loss, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6166 to US$1.00, representing the index rates on June 30, 2018 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Trista Ren

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive (Loss)/Income

(In thousands except for number of shares and per share data)

	Three months ended June 30, 2017	Three months ended June 30, 2018		Six months ended June 30,2018
	RMB	RMB	US$	RMB	US$
Revenues:
2C Transaction facilitation revenue	48,479	94,112	14,224	189,247	29,353
2C Loan facilitation revenue	175,467	321,657	48,614	680,615	105,699
2B Transaction facilitation revenue	108,766	160,703	24,288	269,748	41,629
Others	37,958	89,210	13,483	175,512	27,208
Total revenues	370,670	665,682	100,609	1,315,122	203,889

Operating cost and expenses:
Cost of revenue	(163,727)	(258,774)	(39,110)	(481,060)	(74,460)
Sales and marketing	(464,660)	(609,519)	(92,120)	(1,242,590)	(192,798)
General and administrative	(99,476)	(1,024,431)	(154,827)	(1,185,639)	(180,464)
Research and development	(50,272)	(82,411)	(12,455)	(150,474)	(23,279)
Gains/(losses) from guarantee liability	19,655	5,090	769	(12,575)	(2,040)

Total operating cost and expenses	(758,480)	(1,970,045)	(297,743)	(3,072,338)	(473,041)

Loss from operations	(387,810)	(1,304,363)	(197,134)	(1,757,216)	(269,152)

Interest expense	(611)	(24,762)	(3,742)	(46,485)	(7,197)
Other expenses	(2,071)	(5,059)	(765)	(9,009)	(1,393)
Foreign exchange gains/(losses)	(1,205)	2,058	311	3,283	506
Fair value change of derivative liabilities	(182,847)	1,544,205	233,383	1,185,090	176,273
(Loss)/income before income tax expense	(574,544)	212,079	32,053	(624,337)	(100,963)
Income tax expense	93	(2,363)	(357)	(5,384)	(837)
Equity in losses of affiliates	4,926	—	—	—	—
Net (loss)/ income	(569,525)	209,716	31,696	(629,721)	(101,800)
Less: net loss attributable to non-controlling interests shareholders	(8,947)	(6,006)	(908)	(13,740)	(2,138)
Net (loss)/income attributable to UXIN LIMITED	(560,578)	215,722	32,604	(615,981)	(99,662)
Accretion on redeemable preferred shares	(138,435)	(161,412)	(24,617)	(318,951)	(49,671)
Deemed dividend to preferred shareholders				(544,773)	(86,636)
Net (loss)/income attributable to ordinary shareholders	(699,013)	54,310	7,987	(1,479,705)	(235,969)
Net (loss)/income	(569,525)	209,716	31,696	(629,721)	(101,800)
Foreign currency translation	44,881	(31,723)	(4,794)	(19,588)	(2,864)
Total comprehensive (loss)/income	(524,644)	177,993	26,902	(649,309)	(104,664)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(11,230)	(11,116)	(1,680)	(18,871)	(2,913)
Total comprehensive (loss)/income attributable to Uxin’s shareholders	(513,414)	189,109	28,582	(630,438)	(101,751)
Net (loss)/income attributable to ordinary shareholders	(699,013)	54,310	7,987	(1,479,705)	(235,969)
Weighted average shares outstanding-basic	49,318,860	100,856,242	100,856,242	75,229,919	75,229,919
Weighted average shares outstanding-diluted	49,318,860	840,459,078	840,459,078	75,229,919	75,229,919
Net (loss)/income per share-basic	(14.17)	0.54	0.08	(19.67)	(3.14)
Net loss per share-diluted	(14.17)	(1.59)	(0.24)	(19.67)	(3.14)

* Share-based compensation charges included are as follows:

	Three months Ended June 30, 2017	Three months Ended June 30, 2018
	(In thousands of RMB)
Cost of revenue	—	172
Sales and marketing	—	562
General and administrative	—	883,149
Research and development	—	16,495

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of	As of
	December 31,	June 30,
	2017	2018
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	291,973	829,444	125,358
Restricted cash	1,617,230	1,805,552	272,882
IPO proceeds receivable	—	1,382,673	208,970
Accounts receivable	40,155	63,320	9,570
Short-term investments	1,000	30,600	4,625
Amounts due from related parties	608,291	—	—
Advance to consumers on behalf of financing partners	827,417	413,400	62,479
Loan recognized as a result of payment under the guarantee, net	252,555	481,804	72,817
Advance to sellers	246,287	401,682	60,708
Other receivables, net	251,649	609,173	92,067
Inventory	77,941	18,311	2,768
Prepaid expenses and other current assets	249,769	507,433	76,691
Financial lease receivables, net	438,693	358,604	54,198

Total current assets	4,902,960	6,901,996	1,043,133

Non-current assets:
Property, equipment and software, net	156,625	192,855	29,147
Intangible assets, net	9,949	24,699	3,733
Goodwill**	75,849	114,094	17,244
Long term investments	40,628	55,347	8,365
Other non-current assets	112,902	112,902	17,063

Total non-current assets	395,953	499,897	75,552

TOTAL ASSETS	5,298,913	7,401,893	1,118,685

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	426,783	652,093	98,554
Accounts payable	65,694	65,910	9,961
Amounts due to related parties
Guarantee liabilities	173,907	201,085	30,391
Deposit of interests from consumers and payable to financing partners—current	732,273	750,184	113,379
Advance from buyers collected on behalf of sellers	226,891	177,777	26,868
Other payables and accruals	927,389	1,027,739	155,327
Deferred revenue	27,598	23,011	3,478
Other current liabilities	163,355	—	—
Derivative liabilities	1,596,424	—	—
Convertible notes	—	493,764	74,625

Total current liabilities	4,340,314	3,391,563	512,583

Non-current liabilities:
Long-term borrowings	374,104	680,062	102,781
Deposit of interests from consumers and payable to financing partners—non-current	343,823	224,854	33,983
Deferred tax liabilities	1,653	5,490	830

Total non-current liabilities	719,580	910,406	137,594

Total liabilities	5,059,894	4,301,969	650,177

Mezzanine equity

Series A	94,411	—	—
Series A-1	69,193	—	—
Series B	180,294	—	—
Series C	408,559	—	—
Series D	1,703,667	—	—
Series E	1,146,351	—	—
Series F	1,563,657	—	—
Series G	3,214,932	—	—
Redeemable non-controlling interests	39,580	—	—

Total mezzanine equity	8,420,644	—	—

Shareholders’ deficit:
Ordinary shares	30	573	87
Additional paid-in capital	—	12,807,294	1,935,631
Accumulated other comprehensive income	76,607	60,197	9,098
Accumulated deficit	(8,207,801)	(9,773,957)	(1,477,187)

Total Uxin’s shareholders’ deficit	(8,131,164)	3,094,107	467,629
Non-controlling interests	(50,461)	5,817	879
Total shareholders’ deficit	(8,181,625)	3,099,924	468,508

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT	5,298,913	7,401,893	1,118,685

** As of June 30, 2018, the Company recorded goodwill of RMB114.1 million (US$17.2 million), increased from RMB75.8 million as of December 31, 2017. The increase was mainly due to the Company’s acquisition of Zhejiang Dongwang Internet Technology Corporation, a company engaged in salvage car auction business in China.

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	Three months ended
	June 30, 2017	June 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$

Net (loss)/income	(569,525)	209,716	31,696

Add: Share-based compensation expenses	—	900,378	136, 079
- Cost of revenue	—	172	26
- Sales and marketing	—	562	85
- General and administrative	—	883, 149	133,475
- Research and development	—	16,495	2,493

Fair value change of derivative liabilities	182,847	(1,544,205)	(233,383)

Non-GAAP adjusted net loss	(386,678)	(434,111)	(65,608)

Net (loss)/income per share-basic	(14.17)	0.54	0.08

Net loss per share—diluted	(14.17)	(1.59)	(0.24)

Weighted average shares outstanding—basic	49,318,860	100,856,242	100,856,242

Weighted average shares outstanding—diluted	49,318,860	840,459,078	840,459,078

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6166 on June 30 2018 stipulated by the People’s Bank of China.